BC FORM 53-901F
(formerly Form 27)
Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act


03024379

Item 1 Reporting Issuer
ROCK RESOURCES INC.
Suite 610 – 1111 Melville Street
Vancouver, BC, V6E 3V6

Item 2 Date of Material Change

June 26, 2003 – Vancouver, British Columbia

Item 3 Press Release

June 30, 2003

Item 4 Summary of Material Change Please see item 5 below for details.

On June 21, 2003, Tres-Or signed an Addendum to the May 27, 2002 Letter Agreement with Rock Resources Inc. approved by the Exchange. The Addendum expands and extends the May 27, 2002 Letter Agreement to allow Rock to continue to earn a two thirds interest in 104 Temagami North claim units by settling outstanding accounts due to Tres-Or and in addition, concurrently allowing Rock to earn a 50% interest 169 Cobalt South claim units from Tres-Or in the Temagami North area. Tres-Or holds 100% interest in the Cobalt South claim units subject to a 2.5% NSR.

Item 5 Full Description of Material Change

On June 21, 2003, Tres-Or and Rock Resources Inc. signed an Addendum to a Letter Agreement dated May 27, 2002 and approved by the Exchange. The Addendum expands and extends the May 27, 2002 Letter Agreement with Rock Resources Inc. to include a settlement of approximately $40,000 of outstanding exploration expenditures due to Tres-Or. On June 26, 2003, Rock paid $5,000 cash and 290,000 common shares of Tres-Or to the Company in order to continue to earn a two thirds interest in the 104 Temagami North claim units. In addition, Rock will spend $225,000 in exploration work on the 104 Temagami North claim units by November 30, 2004. All other terms in the May 27, 2002 Agreement remain the same.

Concurrently, in the June 21, 2003 extended and expanded Letter Agreement, Rock is to earn a 50% interest in 169 contiguous Cobalt South claim units in the Temagami North area.

To earn the 50% interest Rock will pay $5,000 to Tres-Or on July 30, 2003 and spend $75,000 in exploration work by June 30, 2004; $100,000 in exploration work by June 30, 2005; and $200,000 in exploration work by January 31, 2007. Rock has been granted a one-time right to purchase an additional 1.0% interest on the Cobalt South claims for payment of $1,500,000 to Tres-Or on or before the first anniversary date of regulatory approval of a Joint Venture Agreement.

Tres-Or is the project Operator on all the claims and will receive 10% management fees on the exploration expenditures.

The 169 Cobalt South claim units are 100% owned by Tres-Or subject to a 2.5% NSR. Tres-Or retains the right to purchase 1.0% NSR for $1,000,000 and retains a First Right of Refusal to buy-back the remaining 1.5% NSR.

Item 6 Reliance on Section 85(2) of the Act

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Graeme W. Rowland
President
Telephone: (604) 688-3304
Fax: (604) 682-6038
Address: Rock Resources Inc.
Suite #610 – 1111 Melville Street
Vancouver, BC, V6E 3V6

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

June 30, 2003
(date)

"Graeme Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, BC,

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION